Mail Stop 6010

								December 14, 2005


Richard Pierce
President and Chief Executive Officer
GFR Pharmaceuticals, Inc.
Suite 11405-201A Street
Maple Ridge, British Columbia V2X 0Y3
Canada

	Re:	GFR Pharmaceuticals, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Response Letter Submitted November 18, 2005
		File No. 0-27959

Dear Mr. Pierce:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

Item 8A.  Controls and Procedures, page 13

Restatement, page 13

1. We note in your response to previous comment 1 that you will file a
Form 8-K to report Item 4.02 due to the restatement of your financial statements. According to your disclosure, your independent auditors,
Robinson, Hill & Co., informed you on September 23, 2005 that they had discovered an error in your financial statements for the year ended
December 31, 2004. Please note that an Item 4.02 Form 8-K should have been filed four business days after the occurrence of the event. Please file an Item 4.02 Form 8-K without delay and not concurrent with the filing of your amendments.

2. Please expand your disclosures to clarify who discussed the matters
disclosed in the filing with Robinson, Hill & Co. and who
determined
that your financial statements for December 31, 2004, March 31,
2005
and June 30, 2005 should be restated. This comment also applies to the Item 4.02 Form 8-K. Please refer to Item 4.02(b)(4) of Form 8-K.

3. Please revise the last paragraph of this section to remove the language "solely as a result of this material weakness" since this appears to be a qualification to the conclusion regarding the effectiveness of your disclosure controls and procedures. Change the word "we" to your principal executive and principal financial officer.

4. Please note that you are required to provide your independent accountant a copy of the disclosures you are making in response to
Item 4.02 no later than the day such disclosures are made with the Commission. In addition, you are required to request the independent accountant to furnish a letter, addressed to the Commission stating whether it agrees with the statements made by you in response to Item
4.02 and if not, stating the respects in which it does not agree. Please file the letter as an exhibit to the Form 8-K, or if not available at the time of filing, then the letter should be filed in an amended Form 8-K within two business days after the receipt of the letter. Please refer to Item 4.02(c) of Form 8-K.

Remediation of Material Weakness in Internal Control, page 13

5. Please remove the second paragraph of this section since the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures should be as of the end of the period covered by your report and not as of a date an amendment is filed.

Item 12. Certain Relationships and Related Transactions, page 17

6. In accordance with comment 5, your proposed amendment includes as exhibits the agreements underlying all of the transactions discussed in this section, except for the loan from Mr. Pierce in connection with the sales promotion with Costco Canada. Please advise us as to whether this agreement is written or oral. If it is written, please file it as an exhibit.

7. In the fourth paragraph of this section, you state the equipment is leased from your major shareholder, identified as Richard Pierce, and other parties. The lessor identified in exhibit 10.4 is 517255 BC LTD. Please disclose how your company and/or Mr. Pierce is related to this entity.

8. We note the discussion of related party transactions on page 5 of the information statement your company filed with the SEC on November
29, 2005 did not include the revisions requested by comments 6 and 7.
Please supplementally confirm for us that you will include the revised disclosure in your future filings.

Item 13. Exhibits and Reports on Form 8-K, page 18

9. Please expand the description of each of the exhibits filed pursuant to Item 601(b)(10) of Regulation S-B to identify the counterparty to the agreement and the date of the agreement.

FORMS 10-QSB FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30
2005

Item 1. Financial Statements

10. Your response to previous comment 2 states that you did not correct the error prior to filing the 10-QSBs. Please tell us if the amounts for the comparable quarters in 2004 should be restated.

Item 3. Controls and Procedures

11. Please revise your disclosures to comply with our preceding disclosure controls and procedures comments on the Form 10-KSB for the fiscal year ended December 31, 2004.

12. Please revise your disclosures to state whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter covered by your report.
You
currently refer to the fourth quarter of 2004.

*	*	*

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
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Richard Pierce
GFR Pharmaceuticals, Inc.
December 14, 2005
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